Friess Associates observations for clients and Brandywine Funds shareholders

September 30, 2006

Change Drives Opportunity as Tomorrow’s Leaders Emerge

     Not long ago, music fans would line up for blocks around Tower Records awaiting the latest album release. Now the lines are gone and, as we learned in August, the iconic music retailer might follow. The company, which generated $1 billion in sales in 1996, can no longer afford to pay its creditors.
     Should Tower Records fail to emerge from its second bankruptcy in as many years, it will be a sad day for the turntable crowd. From an investment perspective, however, the company’s hardship shines light on the new possibilities that change inevitably brings.
     Events like the Tower Records bankruptcy rarely move the market in the same immediate manner as say a military coup in Thailand or a big drop in oil prices, but the forces that underlie them tend to be far more significant in the long run. Still, investors can’t buy a trend. Capitalizing on opportunities driven by change means focusing on individual companies and using earnings trends to identify the ones best positioned for growth.
     Best Buy, armed with scale and product variety that enable it to discount CDs and DVDs, is part of the reason Tower Records struggles to survive. Playing a role in a different but equally powerful competitive encroachment, NVIDIA makes processors that power graphics in handheld devices that now relay the music and video content that used to be the primary purview of bricks-and-mortar retailers. We currently hold both companies in the portfolios we manage.
     No trend occurs in a vacuum, which is why your team performs exhaustive research to uncover company-specific insights within the context of the overall environment. Concerns about the economy recently overtook inflation worries, yet investors don’t seem to agree on the extent to which economic growth will temper.
     There’s still ample growth out there when the economy is viewed from the bottom up. The average Friess holding is expected to finish 2006 with 31 percent earnings growth. We’re comfortable paying a small price-to-earnings ratio premium versus the S&P 500 Index given that the companies we hold are predicted to grow at more than twice the pace of the index’s typical component. Plus, we expect the companies we hold to exceed earnings estimates, which makes their price-to-earnings ratios lower based on our internal estimates.
     Given rising concerns that the economy could be at a crossroad, we’ve seen signs of diverging investor attitudes. Technology stock performance in the September quarter reflected confidence in business spending, while similar strength in health-care shares hinted at a more defensive posture. The portfolios we manage hold companies from both sectors, though the reasons why are more developed.
     We’re optimistic about business spending, especially as it relates to productivity enhancement. Corporate cash balances remain well above historical norms, but the dramatic growth in cash balances that began in 2002 is beginning to reverse. Along with share repurchases, dividend increases and cash-funded acquisitions, companies are investing in efficiency and expansion.
     Spending on high-tech equipment has been running at an annualized rate of more than 15 percent since the beginning of 2005. Outlays for new equipment and software have been growing nearly 10 percent. With evidence of these trends bolstering their earnings prospects, communications equipment makers and software companies represent our biggest commitments within the tech sector.

     Trimble Navigation (page 5) offers an array of technologies that allow commercial customers in agriculture, construction and other markets to optimize their resource usage by automating everything from fertilizer application to construction site excavation through the Global Positioning System.
     Equipment makers account for the largest percentage of assets dedicated to the health-care sector, with company-specific reasoning behind each holding. For example, St. Jude Medical shares fell earlier this year as the market for implantable cardioverter defibrillators (ICDs) cooled, which we seized on as a buying opportunity. Our research leads us to believe ICD demand will recover in 2007, and St. Jude Medical is well positioned to win market share due to ICD recalls made by one of its major competitors.
     Varian Medical Systems (page 5) continues to take market share in the radiation arena because of superior technology. Its image-guided radiation therapy equipment delivers radiation with greater precision than traditional methods, improving cancer cell eradication while reducing healthy tissue damage.

As usual, consumer spending power is hard to gauge. News proclaiming the residential housing boom’s end is inescapable, with homebuilders issuing profit warnings, existing home sales falling for five consecutive months and the median home price dropping for the first time in 11 years. Foreclosures are rising, and Freddie Mac predicts cash-out refinancing activity will plummet by almost 40 percent next year. Meanwhile, the price of a gallon of regular gasoline is down more than 20 percent since the first week of August, which frees up an estimated $250 million a day for consumers to spend elsewhere.
     Coach (page 4) doesn’t seem fazed by generalized consumer uncertainty. The luxury leather goods maker’s customers aren’t likely to need to tap home equity to buy a new scarf or bag. In fact, Coach’s just-released Legacy line of handbags and accessories is its most expensive, part of a broader push in the company to move its average price point higher.
     Overall, the current crop of consumer-related companies we hold is expected to grow earnings 22 percent in the next 12 months.
     Although the typical Coach buyer isn’t particularly price-sensitive, air travelers tend to drive a hard bargain. Adding in the cost pressures from the huge rise in jet-fuel prices experienced in recent years puts airlines in a bind. Rather than shoulder the costs of flying regional legs of longer trips, major airlines increasingly turn to SkyWest (page 4), which specializes in regional routes. With newer planes, lower operating costs and a narrow focus, SkyWest soars in a beleaguered industry.
     Amid concerns about slowing economic growth, companies from the industrial sector didn’t fare well in the September quarter. Nevertheless, we continue to dedicate considerable assets to industrial companies. Aerospace-related companies represent the largest concentration of our exposure to the sector, and the projects that drive their visible earnings prospects involve long lead times. On average, the industrial companies we hold are expected to grow earnings 23 percent over the next 12 months.
     While we hold relatively fewer companies from the energy and materials sectors, the same basic reasoning holds true. Companies that provide equipment and services to energy producers, which comprise our largest concentration within the energy sector, won’t suddenly see their fortunes evaporate with a fall in the price of oil to $60 or even $50 a barrel. The projects they participate in are measured in years. The metals makers we hold benefit from demand driven by the aerospace cycle, another persistent trend.
     The market has been choppy so far this year and, even though its mood has been changing from quarter to quarter, we don’t currently see anything in the environment that challenges our confidence in the companies we hold. We hold companies from a variety of fields that together represent one of the strongest collections of earnings growth available at reasonable prices.
     From long-running shifts like the one affecting Tower Records to the makeup of the near-term economic landscape, individual-company earnings trends serve as a running tally that separates the winners from the losers. We appreciate the opportunity to employ our earnings-based approach on your behalf.

Bill D’Alonzo
Chief Executive Officer

 Friess Associates

Executive Options Draw Scrutiny

     Friess Associates draws on independent consultant Dave Schempf of Black Hills Equity Research to complement its internal work on accounting issues and financial statement analysis. The former Vice President, Corporate Controller, and Treasurer for Compaq (now part of Hewlett-Packard), Dave is uniquely qualified to share his comments on executive stock option backdating.
     Due to the evolving nature of the financial landscape, investors constantly face new risks. Some of the more notable equity-market tremors in recent years stemmed from suspect practices embraced during the late-1990s technology bubble. Alleged abuses related to executive stock options granted in those years fuel the latest concern.
     Stock option grants are supposed to motivate executives by tying compensation to share prices. Higher stock prices mean more profits for executives when they exercise their options. If a stock falls below the exercise price of an option grant, then the options hold no value. Using a practice called “backdating,” some companies stacked the odds to virtually guarantee windfalls.
     With backdating, an option’s recorded grant date is different than the date when corporate approval was obtained, which is the date used for setting the option’s exercise price. Backdating may be intentional or unintentional. When intentional, the price given to the stock option grant is generally much lower than would have been the case otherwise, allowing executives to realize risk-free profits. When unintentional, lapses in the corporate approval process are typically to blame.
     The Securities and Exchange Commission (SEC) is investigating more than 80 companies for backdating. When backdating is found, the accounting treatment is impacted, requiring charges against profits in previous periods. The IRS is also making inquiries to determine if companies involved took improper tax deductions and if executives misreported taxable income.
     The scandal has touched well-known companies, including Microsoft, Apple Computer and Home Depot. Broadcom, a chipmaker, says it will take a charge of roughly $1.5 billion against profits reported since 2000. Backdating fallout so far has cost some executives their jobs and led to share price declines, at least initially.
     The Friess investment approach includes built-in risk measures, such as limiting industry exposure and cross-checking research with customers, competitors and suppliers. The firm also maintains the flexibility and research firepower to understand, examine and, to the extent possible, mitigate new risks as they are identified.
     When we believe a company’s executive stock option grants merit close inspection, we obtain option-grant detail for top executives from company proxy statements and SEC Form 4 and 5 filings, required of each executive. We start by comparing the option’s exercise price to the stock’s fair market value on the grant date. Normally they should be the same.
     We then look for correlations between the exercise price and the company’s stock price during the 30 days prior to and following the grant date. Situations where the exercise price coincides with the stock price low during these 60 days and where the stock price has risen substantially following the grant indicate potential backdating. Similarly, we compare the exercise price to the low closing price for the year. In blatant cases, the exercise price has matched the low.
     We also look across several years to see if a company adheres to a regular timeframe for granting stock options. Scheduled granting provides a stronger defense against any hindsight analysis the SEC performs. Sarbanes-Oxley, signed into law in July 2002, requires stock option grants be reported within two business days of the grant via SEC Form 4, making backdating nearly impossible. Before this law, option grants could be reported up to 45 days after a company’s fiscal year-end.
     During a recent review, we found a technology company that awarded options at a time when its stock price was just 6 percent above the low for the year. The option exercise price also matched the stock’s low in the 60-day window we typically investigate. Moreover, the stock price was 73 percent higher than the exercise price just 30 days following the grant. Several other grants showed similar characteristics with 30-day-out returns ranging from 19 to 87 percent. The suspect grants took place in 2000, 2001 and 2002.
     No amount of research will uncover every potential pitfall, but the intensive approach Friess employs helps identify them more often than not.

Friess Associates

     With macro conditions squeezing the average consumer, many investors predict tough times for retailers. Good thing Coach doesn’t cater to the average consumer. The company introduced its highest priced collection of handbags and related items, called Legacy, in time for the holiday shopping season.
     NYSE-listed Coach Inc. is the largest U.S.-based maker of luxury leather goods. The company sells its handbags, accessories, business cases and other products through 218 full-price retail stores, 86 factory outlets and nearly 1,000 department stores in the U.S. Coach also has 122 locations in Japan. Revenue topped $2.1 billion in the fiscal year ended June, and the company is debt-free.
     Coach grew June-quarter earnings 24 percent, exceeding estimates by 7 percent.
     Coach is leveraging its brand prowess and ability to stay at the forefront of fashion trends to adjust its product mix toward higher-end products. For example, handbags in the company’s new Legacy line are priced at $325 on average, compared to Coach’s overall average of $250. Still, store checks revealed growing waiting lists of customers prior to the Legacy launch.
     The company continues to expand to capitalize on unmet demand in Texas, Florida and Georgia in the U.S., and smaller cities in Japan, Coach’s second largest market. Through distributors, Coach is also looking to tap other international markets, including China, Singapore and Korea.
     Your team spoke with Chief Executive Lew Frankfort about systems Coach implemented to track and spur sales. Based on interest expressed and actual purchase history, the software prompts Coach to alert customers by phone or email when products that fit their taste profiles become available.
     Your team bought Coach at just 18 times current estimates for the fiscal year ending June 2007. Wall Street predicts the company will grow earnings 21 percent in the fiscal year.

     If you don’t get a bag of peanuts on your next flight, consider that the average price of jet fuel rose 137 percent over the past six years and, at 30 percent, now represents twice the percentage of operating costs that it did just two years ago. SkyWest helps major airlines battle rising costs and competition from low-cost carriers.
     Nasdaq-listed SkyWest Inc. flies regional routes for Delta Air Lines and United Air Lines through its wholly owned subsidiaries SkyWest Airlines and Atlantic Southeast Airlines (ASA). It serves 218 destinations in the United States, Canada, Mexico and the Caribbean, with approximately 2,350 daily departures.
     June-quarter earnings grew 48 percent, topping estimates. Triple-digit revenue growth was driven by a doubling in capacity following SkyWest’s acquisition of ASA from Delta last year. Unable to match SkyWest’s costs, struggling national airlines remain motivated to outsource small routes in and out of their hubs. SkyWest’s smaller, newer planes are more cost effective on shorter, regional routes.
     Your team spoke with Chief Executive Jerry Atkin regarding future outsourcing opportunities for SkyWest. Delta, currently in bankruptcy, recently announced it was taking bids for new additional regional aircraft. Terms of the ASA acquisition grant SkyWest a meaningful portion of any incremental regional flights in Atlanta as long as ASA remains cost competitive.
     Generating $200 million in annual free cash flow and holding $400 million in cash, SkyWest’s balance sheet is the envy of the industry. Profit-margin volatility is muted, as SkyWest receives payment for each completed departure rather than on a percentage-of-revenue basis, minimizing the effects of load factors and fuel price hikes.
     Your team bought SkyWest at just 9 times earnings estimates for 2006. Analysts predict 33 percent earnings growth.

Friess Associates

     With as many as 10 big spraying booms operating at once, simply steering a commercial tractor around a tree or other obstacle can mean reapplying fertilizer to an already treated area, wasting costly chemicals and threatening crops. A new Trimble Navigation product not only automates application, but also maximizes land utilization, saves fuel and enables usage day or night by controlling the tractor based on a farm field’s topography.
     Nasdaq-listed Trimble Navigation Ltd. offers innovative ways to use Global Positioning System (GPS), laser and other positioning technologies in commercial settings. The company boasts a line of more than 300 products with applications in agriculture, construction, law enforcement, mapping, the military, mining and surveying. Revenue reached $846 million in the 12 months through June. The company has no long-term debt.
     Trimble grew June-quarter earnings 34 percent, topping estimates by 13 percent. The company exceeded earnings estimates in each quarter over the past two-and-a-half years. Quarterly revenues grew 20 percent from the year-ago period, with strong contributions from higher-margin segments such as agriculture, geographical information and construction. In the 12 months through June, Trimble hit a nine-year high for free cash flow, or cash coming in net of capital expenditures.
     Your team spoke with Chief Financial Officer Rajat Bahri about various ways in which Trimble products perform tasks more effectively than human operators. The company offers connected construction site systems, which can precisely steer, for example, a bulldozer in real-time through GPS systems linked to on-site surveying equipment, while tracking the location and utilization of all equipment at the site.
     Wall Street predicts Trimble will grow earnings 37 percent this year. Your team bought Trimble at about 21 times current earnings estimates for the 12 months through June 2007.

     About one out of two American men will develop cancer in their lifetimes, according to the American Cancer Society. For women, it’s about one out of three. With 77 percent of these diagnoses taking place after age 55, Varian Medical Systems offers the baby boom population a beam of hope in the fight against this disease.
     NYSE-listed Varian holds about 60 percent of the global market for intensity-modulated radiation therapy (IMRT) and its next generation application, image-guided radiation therapy (IGRT). Both technologies deliver radiation therapy with greater precision and accuracy than traditional methods, increasing the likelihood of eradicating cancerous cells and reducing damage to healthy tissue. Varian also makes X-ray tubes, flat-panel digital imaging products, and scanning machines for airport and shipping security.
     June-quarter earnings grew 24 percent, topping consensus estimates. Overall revenues grew 14 percent to $396 million as leading cancer treatment clinics and university research hospitals adopted Varian’s IGRT technology. X-ray product revenue grew 15 percent in the quarter, while orders in the security and inspection business almost doubled, reflecting growing homeland security demand for cargo screening.
     IGRT improves upon IMRT by using real-time imaging to address the problem of tumors moving during treatment due to patient positioning or normal internal organ action. Your team spoke with Chief Financial Officer Elisha Finney about how the enhanced accuracy provided by IGRT now allows surgeons to destroy cancer without invasive surgery, opening the door for its use in treating more types of the disease at earlier stages. Neurosurgeons have adopted it for some applications.
     Wall Street expects Varian to grow earnings 19 percent in the fiscal year ended this September, followed by 14 percent growth next fiscal year.

Friess Associates

Nate Dougall, Back From Iraq

     During his yearlong tour in Baghdad, Major Nate Dougall provided a running narrative by email that detailed his experiences. He relayed the kind of information that doesn’t often appear on the nightly news, such as stories about the kindness of ordinary Iraqis and the substantial progress being made in building infrastructure that is unrivaled in the country’s past.
     Nate was in charge of infrastructure security in Iraq, including oil, gas, electric and water operations. He was instrumental in developing the counter-corruption program that was ultimately adopted by the Multi-National Corps, the Multi-National Force and the U.S. Embassy. He conferred with high-ranking military officials from various nations and met with notable figures such as Senator John McCain and Dr. Ahmed Chalabi.
     Still, despite the mixture of excitement and daunting responsibility that filled his days, an email in April showed that Nate’s dedication to his private-sector duties never wavered. “Can you believe that yesterday was my ninth anniversary with Friess Associates?” he wrote. “I can’t wait to get back to work!”
     Nate reported back to Friess Associates in August. Now that he’s settled back into civilian life, we asked him to share his insights and the lessons he took away from the experience.
     In your opinion, what’s the most important thing Americans should know about Iraq? It takes a considerable amount of time to develop a stable, functioning democracy. Now that the government of Iraq has been elected, security responsibility will be taken over by the Iraqis. It may take a year or more for the parties just to learn how to share power.
     What did you enjoy most during your time in Iraq? The camaraderie. I made some lifelong friends from the many different countries that were represented in the coalition serving there. I also enjoyed being in ancient Mesopotamia.
     What did you like least? Almost being in the wrong place at the wrong time! We had some close calls.
     How did your time in Iraq affect your perspective, both personally and professionally? Time is my most important asset, and spending that asset with family and friends is the best use of it. Professionally, I was very comforted and humbled by the tremendous support from my teammates at Friess and the many people from the investment community that I’ve developed relationships with over the years.

On the Cutting Edge …
Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Calming Wind Farm Critics
Residents of coastal communities don’t much fancy seeing enormous wind turbines in the distance. A proposal to build 130 wind turbines in Nantucket Sound has fanned a high-profile debate pitting ecology versus aesthetics. While the Massachusetts project proposes to build the wind farm seven miles off shore, people are still concerned. General Electric, in conjunction with the Department of Energy, is developing a bigger generation of turbines, which could be mounted on floating platforms farther out at sea. The turbines will be more efficient, more cost effective and invisible from land.

A Stirring Invention
Even though we consume more coffee every year, demand for decaf is in decline. One likely contributor is that current decaffeinating techniques alter flavor and aroma. The DeCaf Company in San Francisco has invented a way to extract the caffeine from coffee or tea without changing the taste or smell. DeCaf applies molecularly imprinted polymers onto stirring sticks that “grab” caffeine molecules. When you remove the stick, you also remove up to 70 percent of the caffeine. The company hopes to license the product to restaurants and food producers. Soon you might not need to worry if your waitress remembered to pour from the right pot.

Friess Associates

     How did the infrastructure situation change during the time you served? We started with crumbling infrastructure first constructed by the British in the ’50s. Initially, we worked on improving the flow of oil out of the southern oil fields. We exceeded 2.5 million barrels a day from the south and starting exporting from the north for the first time since we arrived. We built systems for rapid repair capability, stemmed corruption to help keep more refined fuel inside Iraq’s borders and hardened existing lines. We also mandated a contingency fuel supply for electrical generation.
     What’s the biggest challenge facing the Iraqi government? The government needs to break the cycle of corruption and learn to share power. They need to trust one another and make the sacrifices necessary to ensure the safety of the populace and advance the country’s future.
     Where are we in terms of Iraq’s transition and what will need to happen for the country to stand alone? Coalition forces are training the Iraqi police and army, but we are much further along with the army. The most important requisite for transition is a strong, committed police force that can help keep the populace safe. Once the people feel safe, then stability can be maintained and the country can move forward.
     Where would you set the odds for Iraq becoming an independently functioning democracy? Right now, I’d say 60 percent.
     Did you learn anything from your military experience that might benefit you in your role as a researcher? Because I was responsible for infrastructure security in the country, I became intimately familiar with the inner workings of the oil upstream and downstream process, the refining process, electrical generation, rapid repair capability and transport. So, I feel very comfortable with the finer points of investing in the energy space.
     The whole experience required me to think well outside the box and process a tremendous amount of information, which is valuable in assessing any potential investment.

House of Straw
Inventor David Ward’s vision is to create solid, low-cost housing without diminishing the world’s resources. After years of research, he focused on straw as a building material because it is cheap, universally available and continuously renewable. His company, Strawjet Inc., developed a technology to bind straw into rigid cables using primarily clay, soil and paper pulp. The cables are combined into panels and the panels into wall sections. All of this can be done in a farmer’s field, not in a distant factory. The company expects that houses could be built at a fraction of the cost of conventional construction, while providing insulation and the ability to withstand earthquake stresses better than construction methods common in the developing world.

Grainy No More
Silicon Valley startup, MotionDSP, sees a peaceful application for a technology originally developed for the military: enhancing poor quality, low-resolution videos into viewable high-quality streaming pictures. By comparing multiple frames in a video, the technology can find and replace lost pixels in a given frame to produce a video that looks sharp. The company sees a ready-made market in the growing popularity of web sites where people share videos from mobile phones and webcams. MotionDSP is presently testing its service online, permitting users to upload a grainy video and download an enhanced version for free. The company’s plan is to eventually sell its services directly to online video sites.

Friess Associates

A Consistent Approach to Changing Conditions

     Risk is ever-present, a reality often overlooked in periods of stock market gains. Three-and-a-half years into a bull market, some investors appear more focused on repeating the recent past than on identifying the best opportunities for the future.
     Commodities fueled much of the current boom and speculation in that area increased. More than $67 billion is invested in over 500 energy and commodity hedge funds, more than double the $30 billion at the start of the year, according to the Energy Hedge Fund Center in Texas. A hedge fund in Greenwich, Connecticut, recently posted a $6 billion loss on a leveraged bet that the price of natural gas would increase.
     Additionally, as the market’s run-up continues to mature, the bar for corporate earnings growth in many instances is set higher. The more lofty Wall Street’s expectations, the greater the chance of disappointment. After missing second-quarter profit estimates by a penny a share, search-engine giant Yahoo! tumbled 22 percent, erasing $10.4 billion from its market value.
     Our approach when valuations and expectations are rising is the same as when they fall. We look for companies with their best days still ahead of them, yet without this fact already evident in their price tags.
     The goal is to uncover companies with new products, new market opportunities or some other catalyst that spurs earnings growth. Since we aim to own companies before their success is fully reflected in their stock prices, we buy companies that sell at reasonable multiples of earnings estimates — differentiating us from other growth investors willing to pay a big premium for growth.
     Exhaustive, company-by-company research is the key. More than two dozen internal research professionals and additional research consultants perform more than 100 interviews and face-to-face meetings each day with company managements, and their customers, competitors and suppliers to glean insights in an effort to uncover opportunities and foresee trouble before the information becomes widely known to the broader investment community.
     Earnings visibility is central to our ability to minimize risk and to capitalize on near-term pricing inefficiencies. If our research process can’t confidently predict through tangible data points and a timetable of events how a company will fare on the earnings front, we avoid it. As a result, we’re less prone to speculative, momentum-driven rallies that sometimes drive prices ahead of underlying fundamentals, often resulting in steep declines when expectations go unfulfilled.
     We certainly hope the current up cycle for equities is still young at heart. That said, we’re cognizant of the risks inherent in all markets and committed to managing risk prudently through our research-intensive process.
     Thanks for your confidence in us to continue to isolate companies that will best navigate whatever market environment lies ahead.

Friess Strategy Highlights
  Rapidly growing companies. Average Friess holding expected to grow earnings 31 percent in 2006.
  Reasonable price-to-earnings ratios. Current average holding sells at less than 17.6 times 2006 estimates.
  Focus on companies likely to exceed consensus earnings estimates.
  Emphasis on under-researched, lesser-known companies rather than industry leaders.
  Intensive and repeated contacts with company managements, competitors, customers and suppliers.
  Typically require holdings to have three years of earnings history and $3 million in after-tax income.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.
Fund holdings and sector weightings are subject to change at any time and are not recommendations to buy or sell any securities. Earnings growth rates quoted refer solely to the estimated earnings growth rates of the average investment holding of Friess client portfolios based on consensus estimates from Baseline and not to the actual performance of the portfolios themselves. As of September 30, 2006, Best Buy, NVIDIA, St. Jude Medical, Trimble Navigation and Varian Medical Systems represented 2.91, 1.84, 1.85, 0.97 and 0.91 percent of Brandywine Fund’s assets; and Brandywine Blue Fund held Best Buy, Coach, NVIDIA, St. Jude Medical and Varian Medical Systems at 3.93, 3.18, 1.80, 1.83 and 1.37 percent of assets. Other securities discussed were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date. Baseline Financial Services, Inc. (Baseline) provides analytical information and services to the investment community. The S&P 500 Index is an unmanaged index commonly used to measure the performance of U.S. stocks. You cannot invest directly in an index.

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Editorial Staff: Chris Aregood and Adam Rieger

Friess Associates